UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.
      20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one):  [ ] Form 10-K   [   ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
[  ] Form 10-D  [  ]  Form N-SAR   [  ] Form N-CSR

For the Period Ended:  March 31, 2009


         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

RONSON CORPORATION
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Full Name of Registrant

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Former Name if Applicable

Corporate Park III, Campus Drive, P.O. Box 6707
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Address of Principal Executive Office (Street and Number)

Somerset, NJ 08875-6707
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City, State and Zip Code




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
     [X] Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
             (c)     The  accountant's  statement or other exhibit  required by
                     Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Ronson Corporation (the "Company") has determined that additional time is required to finalize its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2009, and the financial statements included therein (the "Form 10-Q"). Despite diligent efforts, the work necessary to complete the Form 10-Q could not be finished in sufficient time to permit the filing on the due date of May 15, 2009, without unreasonable effort and expense. This is due largely to time and effort of the Company's financial department related to reclassification of the operations of Ronson Aviation, Inc. as discontinued operations due the Company's plans to sell the assets of this subsidiary.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daryl K. Holcomb                              732                469-8300
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          (Name)                          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s)                                      Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        Yes [ X ] No [ ]

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                              RONSON CORPORATION
                            --------------------------------------------------
                                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 18, 2009                    By:_/s/ Daryl K Holcomb
      ------------                    -----------------------
                                      Daryl K. Holcomb
                                      Vice President and Chief Financial Officer

ATTACHMENT TO FORM 12B-25
RONSON CORPORATION
PART IV, ITEM 3

As the Company has previously reported, it continues to incur net losses, as a result, among other matters, of its impaired liquidity and substantial consulting fees and professional fees. In addition, as a consequence of its previously reported plan to divest of its aviation division, the Company will account for this subsidiary as a discontinued operation.